U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                               FOR FORM 10-K

     For Period Ended              Commission File No. 0-13829
        December 31, 1997                     CUSIP No. 740330 10 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                         PRECISION STANDARD, INC.
                         (Full Name of Registrant)

                       1225 17th Street, Suite 1800
                          Denver, Colorado 80202
                  (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Due to recent changes in the Company's accounting personnel and ongoing negotiations with the Company's lenders, the Company has been unable to compile the necessary financial information and calculate the size of the Company's loss for the period (See IV.(3) below).

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Matthew L. Gold   (303) 292-6565

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X]  Yes        [ ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes        [ ]  No

          While revenues approximate the prior year, based on the size of the losses for the first three quarters, net losses are expected to be greater than the prior year. A reasonable estimate of losses cannot be made at this time, however, because the underlying financial information has not yet been compiled.


                         Precision Standard, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  April 1, 1998               By: /s/Matthew K. Gold
                                        Matthew L. Gold
                                        President
                                        (Principal Financial and
                                          Accounting Officer)